UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*


Seadrill Limited
(Name of Issuer)

Common shares
(Title of Class of Securities)


G7945E105
(CUSIP Number)


July 13, 2015
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule*
 is filed:
[ ]Rule 13d-1(b)
[x]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



13G
CUSIP No.G7945E105	Page 1 of 5

1.  Names of Reporting Persons.
Wealthy Fountain Holdings Inc

2.  Check the Appropriate Box if a Member of a Group
(a) [x]
(b) [ ]
3.  SEC Use Only

4.  Citizenship or Place of Organization
British Virgin Islands
   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:

5.  Sole Voting Power
26,295,051

6.  Shared Voting Power
0

7.  Sole Dispositive Power
26,295,051


8.  Shared Dispositive Power
0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
26,295,051


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares?

11.  Percent of Class Represented by Amount in Row (9)
5.33%

12.  Type of Reporting Person
CO

13G
CUSIP No.G7945E105	Page 2 of 5

1.  Names of Reporting Persons.
Skyline Horizon Consortium Ltd

2.  Check the Appropriate Box if a Member of a Group
(a) [x]
(b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization
British Virgin Islands
   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:

5.  Sole Voting Power
1,311,028


6.  Shared Voting Power
0

7.  Sole Dispositive Power
1,311,028


8.  Shared Dispositive Power
0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,311,028

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares?

11.  Percent of Class Represented by Amount in Row (9)
0.27%

12.  Type of Reporting Person
CO

13G
CUSIP No.G7945E105	Page 3 of 5

1.  Names of Reporting Persons.
Starray Global Limited

2.  Check the Appropriate Box if a Member of a Group
(a) [x]
(b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization
British Virgin Islands
   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:

5.  Sole Voting Power
515,824


6.  Shared Voting Power
0

7.  Sole Dispositive Power
515,824


8.  Shared Dispositive Power
0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
515,824

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares?

11.  Percent of Class Represented by Amount in Row (9)
0.11%

12.  Type of Reporting Person
CO

13G
CUSIP No.G7945E105	Page 4 of 5

1.  Names of Reporting Persons.
Shanghai Summit Pte Ltd

2.  Check the Appropriate Box if a Member of a Group
(a) [x]
(b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization
Singapore
   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:

5.  Sole Voting Power
28,121,903

6.  Shared Voting Power
0

7.  Sole Dispositive Power
28,121,903

8.  Shared Dispositive Power
0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
28,121,903

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares?

11.  Percent of Class Represented by Amount in Row (9)
5.70%

12.  Type of Reporting Person
CO

13G
CUSIP No.G7945E105	Page 5 of 5

1.  Names of Reporting Persons.
Tong Jinquan

2.  Check the Appropriate Box if a Member of a Group
(a) [x]
(b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization
China
   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:

5.  Sole Voting Power
35,437,289

6.  Shared Voting Power
0

7.  Sole Dispositive Power
35,437,289

8.  Shared Dispositive Power
0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
35,437,289

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares?

11.  Percent of Class Represented by Amount in Row (9)
7.20%

12.  Type of Reporting Person
IN
* Wealthy Fountain Holdings Inc, which is fully owned by Tong Jinquan, has on July 13, 2015 acquired 1,900,000 shares in Seadrill Limited at a price of $9.68. After this transaction, Wealthy Fountain Holdings Inc's ownership in Seadrill reaches 26,295,051 shares, being approximately 5.33% of the issued share capital.

In addition and as at the same date,
1. Skyline Horizon Consortium Ltd held an interest of 1,311,028 shares, being approximately 0.27% of the issued share capital of the company.

2. Starray Global Limited held an interest of 515,824 shares, being approximately 0.11% of the issued share capital of the company.

3. Tong Jinquan held an interest of 7,315,386 shares, being approximately 1.49% of the issued share capital of the company.

Wealthy Fountain Holdings Inc, Skyline Horizon Consortium Ltd and Starray Global Limited are all 100% owned by Shanghai Summi t Pte. Ltd. , which is 100% owned by Tong Jinquan (Beneficiary Owner).

As a result, Tong Jinquan held a total interest of 35,437,289 shares as the Beneficiary Owner, being approximately 7.20% of the issued share capital of the company.


13G
CUSIP No. G7945E105

ITEM 1.
       (a) Name of Issuer: Seadrill Limited

       (b) Address of Issuer's Principal Executive Offices:
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM 08, Bermuda

ITEM 2.
(a) Name of Person Filing:
Wealthy Fountain Holdings Inc
Skyline Horizon Consortium Ltd
Starray Global Limited
Shanghai Summit Pte Ltd
Tong Jinquan


(b) Address of Principal Business Office, or if None, Residence:
Wealthy Fountain Holdings Inc
Ground Floor, Coastal Building Wickhams Cay II
PO Box 3169, Road Town
Tortola, British Virgin Islands

Skyline Horizon Consortium Ltd
Vanterpool Plaza, 2nd Floor, Wickhams Cay I
Road Town
Tortola, British Virgin Islands

Starray Global Limited
PO Box 957, Offshore Incorporations Centre
Road Town
Tortola, British Virgin Islands

Shanghai Summit Pte Ltd
6 Temasek Boulevard
#25-04/05, Suntec Tower Four
Singapore (038986)

Tong Jinquan
27F, No. 1018 Changning Road
Shanghai
China


(c) Citizenship:
Wealthy Fountain Holdings Inc - British Virgin Islands
Skyline Horizon Consortium Ltd - British Virgin Islands
Starray Global Limited - British Virgin Islands
Shanghai Summit Pte Ltd - Singapore
Tong Jinquan - China


(d) Title of Class of Securities:Common Shares

(e) CUSIP Number:G7945E105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240. 13d-2(b) OR (c), CHECK
WHETHER THE PERSON FILING IS A:


(a)[_]Broker or dealer registered under Section 15 of the Act  (15 U.S.C. 78o).

(b)[_]Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[_]Insurance company as defined in Section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d)[_]Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)[_]An investment adviser in accordance with  ss.240.13d-1(b)(1)(ii)(E);

(f)[_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [x] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investmen t company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
Wealthy Fountain Holdings Inc -  26,295,051
Skyline Horizon Consortium Ltd -  1,311,028
Starray Global Limited -  515,824
Shanghai Summit Pte Ltd - 28,121,903
Tong Jinquan - 35,437,289

(b) Percent of class:
Wealthy Fountain Holdings Inc - 5.33%
Skyline Horizon Consortium Ltd - 0.27%
Starray Global Limited - 0.11%
Shanghai Summit Pte Ltd - 5.70%
Tong Jinquan - 7.20%

(c) Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote
Wealthy Fountain Holdings Inc -  26,295,051
Skyline Horizon Consortium Ltd -  1,311,028
Starray Global Limited -  515,824
Shanghai Summit Pte Ltd - 28,121,903
Tong Jinquan - 35,437,289


(ii) Shared power to vote or to direct the vote
0

(iii) Sole power to dispose or to direct the disposition of
Wealthy Fountain Holdings Inc -  26,295,051
Skyline Horizon Consortium Ltd -  1,311,028
Starray Global Limited -  515,824
Shanghai Summit Pte Ltd - 28,121,903
Tong Jinquan - 35,437,289


(iv) Shared power to dispose or to direct the disposition of
0

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not Applicable

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.
A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item
3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.
If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.
Not Applicable


ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
See Item 5.
Not Applicable


ITEM 10. CERTIFICATIONS.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 13, 2015
(Date)

Wealthy Fountain Holdings Inc

/s/ Tong Jinquan
(Signature)

Tong Jinquan
Director
(Name/Title)

Skyline Horizon Consortium Ltd

/s/ Tong Jinquan
(Signature)

Tong Jinquan
Director
(Name/Title)

Starray Global Limited

/s/ Tong Jinquan
(Signature)

Tong Jinquan
Director
(Name/Title)

Shanghai Summit Pte Ltd

/s/ Tong Jinquan
(Signature)

Tong Jinquan
Director
(Name/Title)

/s/ Tong Jinquan
(Signature)

Tong Jinquan
(Name/Title)



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.